January 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:              Aisha Adegbuyi

Re:	Jefferson Capital, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-292576) Request for Acceleration of Effective Date

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of the Company’s common stock by the selling stockholders, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on January 7, 2026, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the Company’s preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the above-referenced Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

Jefferies LLC

By:	/s/ Michael Bauer
Name: Michael Bauer
Title: Managing Director

Keefe, Bruyette & Woods, Inc.

By:	/s/ Victor A. Sack
Name: Victor A. Sack
Title: Managing Director

[Signature Page to Acceleration Request by Underwriters]